# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kodiak Sciences Inc., CIK 0001468748
CUSIP: 50015M109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1250 Page Mill Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/18/2025
Amends the filing with accession number 0001144204-18-053524
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 20,067,542; shared voting power 0; sole dispositive power 20,067,542; shared dispositive power 0; aggregate amount beneficially owned 20,067,542 (32.8% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 20,067,542; shared voting power 0; sole dispositive power 20,067,542; shared dispositive power 0; aggregate amount beneficially owned 20,067,542 (32.8% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,067,542; shared voting power 0; sole dispositive power 20,067,542; shared dispositive power 0; aggregate amount beneficially owned 20,067,542 (32.8% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 20,067,542; shared voting power 0; sole dispositive power 20,067,542; shared dispositive power 0; aggregate amount beneficially owned 20,067,542 (32.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Kodiak Sciences Inc.
Address of issuer's principal executive offices: 1250 Page Mill Road, Palo Alto, California (CA), 94304
Comment:
This Amendment No. 11 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Amendment No. 11 is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Amendment No. 11 is supplemented and amended, as the case may be, as follows:

The disclosure in Item 3 and in Item 6 below is incorporated herein by reference.

On December 16, 2025, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities LLC, Jefferies LLC, Evercore Group L.L.C. and UBS Securities LLC (the "Underwriters"), related to the public offering (the "Offering") of 6,956,522 shares of common stock of the Issuer ("Common Stock") at a price to the public of $23.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,043,478 shares of Common Stock to cover overallotments, if any ("Underwriters Option"), which the Underwriters exercised in full on December 18, 2025. The Offering closed on December 18, 2025.

Pursuant to the Offering, 667 and Life Sciences purchased 217,428 and 2,391,268 shares of Common Stock, respectively, at the offering price of $23.00 per share, totaling 2,608,696 shares of Common Stock in the aggregate. Each of 667 and Life Sciences purchased the Common Stock with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below) to purchase Common Stock of the Issuer or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 4 is incorporated by reference herein.

Item 5 of Amendment No. 11 is supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 11 are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 59,955,083 shares of Common Stock outstanding as of December 18, 2025 as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission ("SEC") on December 17, 2025 plus 1,043,478 shares of Common stock issued in the exercise of the Underwriters Option on December 18, 2025, and 148,356 vested non-qualified options exercisable for 148,356 shares of Common Stock ("Stock Options") received by Felix J. Baker as compensation for his service on the Board. Set forth below in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons along with the percentage of beneficial ownership for each of the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose:
The direct holdings of the Funds are detailed in Exhibit 99.1.

Felix J. Baker, a managing member of the Adviser GP, currently serves on the Board. He is Chair of the Compensation Committee and serves on the Nominating/Governance Committee. Felix J. Baker, as compensation for his service on the Board, receives non-qualified stock options to purchase shares of Common Stock of the Issuer ("Stock Options"). Felix J. Baker holds 24,747 vested Stock Options that have an exercise price of $10.13 per share expiring June 2, 2029, 4,135 vested Stock Options that have an exercise price of $62.50 per share expiring June 7, 2030, 7,106 vested Stock Options that have an exercise price of $54.12 per share expiring June 29, 2030, 7,368 vested Stock Options that have an exercise price of $93.00 per share expiring June 29, 2031, 25,000 vested Stock Options that have an exercise price of $7.64 per share expiring June 29, 2032, 40,000 vested Stock Options that have an exercise price of $6.90 per share expiring June 29, 2033, 40,000 vested Stock Options that have an exercise price of $2.35 per share expiring June 27, 2034,and 40,000 Stock Options which were granted on June 30, 2025, that have an exercise price of $3.73 per share expiring June 29, 2035, which will vest on the earlier of June 30, 2026 or one day prior to the next annual meeting of the Issuer's stockholders.

The policy of the Funds and the Adviser does not permit managing members of the Adviser GP to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service. The policies of the Funds and the Adviser do not permit managing members of the Adviser GP to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Felix J. Baker's service on the Board.

The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options held by Felix J. Baker disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: (c) Except as disclosed herein the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Amendment No. 11 is supplemented and amended, as the case may be, as follows:

Director Lock-Up Agreement

On December 16, 2025, Felix Baker entered into a Lock-Up Agreement (the "Director Lock-Up Agreement") pursuant to which, subject to specified exceptions, Dr. Baker in his personal capacity agreed, without the prior written consent of the representatives of the Underwriters, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of such securities, in each case for a period beginning December 16, 2025 and ending January 30, 2026.

The foregoing description of the Director Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Director Lock-Up Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Holding by the Funds in Securities of the Issuer

99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on December 18, 2025).

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (12/19/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (12/19/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (12/19/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (12/19/2025)